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Subject: Activity in Case 1:17-cv-06966-GHW Alpha Capital Anstalt et al v. Imaging3, Inc. Memorandum & Opinion
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U.S. District Court

Southern District of New York

Notice of Electronic Filing

The following transaction was entered on 7/26/2018 at 1:22 PM EDT and filed on 7/26/2018
Case Name: Alpha Capital Anstalt et al v. Imaging3, Inc.
Case Number: 1:17-cv-06966-GHW
Filer:
Document Number: 83

Docket Text:
MEMORANDUM OPINION AND ORDER re: [59] MOTION for Summary Judgment filed by Brio Capital Master Fund, Ltd., Alpha Capital Anstalt: For the reasons described above, Alpha Capital is entitled to judgment against Imaging3 in the following amounts: with respect to the Alpha Notes, $576,057.92, plus 18% prejudgment interest calculated from August 31, 2017 through the date of judgment; and with respect to the Warrant, $122,408.55, plus 9% prejudgment interest calculated from June 6, 2017 through the date of judgment. Brio Capital is entitled to judgment against Imaging3 with respect to the Brio Capital Notes in the amount of $576,057.92, plus 18% prejudgment interest calculated from August 31, 2017 through the date of judgment. The Clerk of Court is directed to enter judgment in favor of each of Alpha Capital and Brio Capital as set forth above, to terminate all pending motions, and to close this case. (Signed by Judge Gregory H. Woods on 7/26/2018) (jwh)

1:17-cv-06966-GHW Notice has been electronically mailed to:

David Scott Hoffner hoffner@hoffnerpllc.com

Terrence P. Buckley terrencepbuckley@aol.com

1:17-cv-06966-GHW Notice has been delivered by other means to:

The following document(s) are associated with this transaction:

Document description:
Original filename:

Electronic document Stamp:

Main Document n/a [STAMP dcecfStamp_ID=1008691343 [Date=7/26/2018]
[FileNumber=20554037- 0]
[b8c90ad10a5e3ff7344391da16cb5e0916f6a7c7538a0bee0722639cee3403b6b5
e91115d9bc80320fa227c9a8fbb44b5b728a22487dc4e69549bd0932a16dee]]

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

ALPHA CAPITAL ANSTALT and
BRIO CAPITAL MASTER FUND, LTD.,

Plaintiffs,

-against-

IMAGING3, INC.,

Defendant.

1:17-cv-6966-GHW

MEMORANDUM
OPINION AND ORDER

GREGORY H. WOODS, District Judge:

Defendant, Imaging3, Inc., has been through some hard times in recent years—a 2012 bankruptcy, a charge of fraud by the U.S. Securities and Exchange Commission in 2013, continuing "going concern" qualifications in its financial statements through 2017. Nonetheless, Plaintiffs, Alpha Capital Anstalt ("Alpha Capital") and Brio Capital Master Fund, Ltd. ("Brio Capital"), invested a significant amount of additional capital in the company between April 2015 and March 2017. But after Imaging3 consummated a dilutive financing that Plaintiffs did not approve, Alpha Capital and Brio Capital found their investments trapped in a company that failed to honor its contractual obligations: first by failing to honor Alpha Capital's demand to exercise a warrant, and then by failing to pay its lenders' notes when due. Alpha Capital and Brio Capital brought this case as a result of Imaging3's repeated breaches. Because Imaging3 has clearly violated the terms of its contracts by failing to honor the terms of its warrant agreement and failing to pay Plaintiffs' notes when due, Plaintiffs' motion for summary judgment is GRANTED.

I. BACKGROUND AND FACTS[1]

A. Imaging3 and its Rocky Road

Defendant, Imaging3, Inc. ("Imaging3" or "Defendant") is a publicly traded company. Imaging3 holds itself out as being in the business of "refurbishment and sale of medical equipment, parts and services to hospitals, surgery centers, research labs, physician offices and veterinarians." Declaration of Yosef Milgrom, ECF No. 32 ("First Milgrom Decl."), Ex. 16 at 6 (Imaging 3 Form 10-Q for Period Ended June 30, 2017). The company touts its "proprietary medical technology designed to produce 3D medical diagnostic images in real time." *Id.* But at the same time, the company acknowledges that the technology is still in development and that it has not been approved by the federal Food and Drug Administration. *Id.*

The company's financial road has been rocky. In 2012, the company filed a petition for a Chapter 11 bankruptcy. *See* First Milgrom Decl., Ex. 18. One of the plaintiffs in this action, Alpha Capital Anstalt ("Alpha Capital"), was described in documents filed in connection with the bankruptcy as a creditor of Imaging3 at the time of its bankruptcy, as was Brio Capital, L.P. *Id.*

In connection with the bankruptcy, Alpha Capital was issued a warrant, dated July 30, 2013. *See* First Milgrom Decl., Ex. 11 (the "Warrant"); First Pl's 56.1 Statement ¶¶ 21, 23, 28, 29, 30. The Warrant granted Alpha Capital the right to purchase up to 10,287,224 shares of Imaging3 stock at a base exercise price of $0.000001 per share. Warrant at 1, 2. The Warrant permitted Alpha Capital to exercise its purchase right at any time until the tenth anniversary of the Warrant by simply delivering a completed exercise notice. *Id.* at 1.

[1] Except as otherwise noted, the following facts are drawn from Plaintiffs' Local Civil Rule 56.1 statements and related submissions and, as described further in Section III.C below, are undisputed. Plaintiff submitted two 56.1 statements in connection with this motion: the first on March 13, 2018, ECF No. 62 ("First Pl's 56.1 Statement"); the second on June 5, 2018, ECF No. 77 ("Second Pl's 56.1 Statement", and, together with the First Pl's 56.1 Statement, the "Plaintiffs' 56.1 Statements"). The facts recited here which are not contained in the Plaintiffs' 56.1 Statements and supporting documents consist of extracts from statements in Imaging3's filings with the U.S. Securities and Exchange Commission (the "SEC"), and court filings in connection with the company's 2012 bankruptcy, and are provided here simply to provide narrative context for the issues raised in connection with this motion.

Around the same time in 2013, the U.S. Securities and Exchange Commission (the "SEC") charged the company and its CEO with fraud. Declaration of Yosef Milgrom, ECF No. 38 ("Second Milgrom Decl."), Ex. C (SEC Press Release dated June 26, 2013). Imaging3 announced the end of its mandatory self-remediation period ordered pursuant to a consent agreement between it and the SEC on July 31, 2017. Second Milgrom Decl., Ex. D (Imaging3 Press Release dated July 31, 2017).

Imaging3 turned a corner when it emerged from bankruptcy, but its financial road was still not secure. The company's filings with the SEC for fiscal year 2017, for example, all contain "going concern" qualifications. *See* First Milgrom Decl., Exs. 14, 15, 16, 17. For example, in the company's 10-Q for the quarter ended June 30, 2017, the company stated: "The Company has historically incurred net losses. The continuing losses have adversely affected the liquidity of the Company. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations." First Milgrom Decl., Ex. 16 at 7.

B. The Notes and Their Terms

During the period between April 27, 2015 and March 24, 2017, Imaging3 issued to Alpha Capital a series of seven secured convertible notes (the "Alpha Notes"). Second Pl's 56.1 Statement ¶ 1. During the same period, Imaging3 issued seven secured convertible notes (the "Brio Notes", and, together with the Alpha Notes, the "Notes") to Brio Capital Master Fund, Ltd. ("Brio Capital" and, together with Alpha Capital, "Plaintiffs"). *Id.* ¶ 2. A subset of the Notes were issued pursuant to a Securities Purchase Agreement, dated as of April 27, 2015, among Imaging3, Alpha Capital,

Brio Capital, and a number of other investors. *Id.* ¶¶ 1, 2; First Milgrom Decl., Ex. 9 (the "SPA").[2] Imaging3, Plaintiffs, and a series of other investors later entered into a Convertible Note Amendment Agreement, dated as of January 5, 2017 (the "January 2017 Amendment Agreement"). First Milgrom Decl., Ex. 10. Pursuant to that agreement, Alpha Capital and Brio Capital agreed to extend the maturity date on the 10% OID Notes that they had previously issued to August 31, 2017. They also agreed to provide additional loans to Imaging3. Those additional advances were also represented by Notes, the maturity date of which was also August 31, 2017.

The provisions of the Notes that are pertinent to this dispute are uniform. The Notes contain covenants that constrain the operations of Imaging3. In particular, the Notes expressly prohibit Imaging3 from entering "into any financing transactions that contain a conversion price that changes daily or varies based on the current market price of the common stock (a 'Variable Rate Transaction')." *See, e.g.*, First Milgrom Decl., Ex. 2 (10% OID Note dated April 27, 2015), at § 8(b).

Each Note also provides its holder the right to participate in any "Qualified Financing." *Id.* at § 7(a). The Notes define a "Qualified Financing" by Imaging3 as "an equity or debt financing with the principal purpose of raising capital." *Id.* The Notes require Imaging3 to notify Note holders of a Qualified Financing at least ten business days prior to its anticipated closing date. The Notes also obligate Imaging3 to permit the holder of a Note to participate in the Qualified Financing "upon the same terms and conditions (except with respect to purchase price), in such Qualified Financing at a purchase price determined by multiplying the purchase price for participation in the Qualified Financing by 0.90 . . . ." *Id.*

Under all of the Notes, an "Event of Default" occurs upon a default in the payment of principal under the Note as and when it becomes payable. *See, e.g.*, *id.* § 9(a)(i). An "Event of

[2] The "Notes" subject to the SPA are defined in the SPA as "the 10% OID Secured Convertible Note due, subject to the terms therein, on the date six (6) months from the date of the Closing Date, issued by the Company to the Purchasers hereunder, in the form of Exhibit A attached hereto." SPA at 2.

Default" is also triggered by a failure by Imaging3 to comply with covenants in the Note, unless the failure is cured "within the earlier to occur of (A) five (5) Trading Days after notice of such failure sent by the Holder or by any other Holder to the Company and (B) ten (10) Trading Days after the Company has become or should have become aware of such failure . . . ." *See, e.g., id.* § 9(a)(ii).

The consequences of an Event of Default are clearly spelled out in each of the Notes. Pursuant to Section 9(b) of each of the Notes, upon an Event of Default, the Note becomes, at the election of its holder, immediately due and payable in cash at the "Mandatory Default Amount." *See, e.g., id.* § 9(b); Second Pl's 56.1 Statement ¶ 22. The Notes define the term "Mandatory Default Amount" as follows:

> "Mandatory Default Amount" means the sum of (a) the greater of (i) the outstanding principal amount of this Note, plus all accrued and unpaid interest hereon, divided by the Conversion Price on the date the Mandatory Default Amount is either (A) demanded (if demand or notice is required to create an Event of Default) or otherwise due or (B) paid in full, whichever has a lower Conversion Price, multiplied by the VWAP on the date the Mandatory Default Amount is either (x) demanded or otherwise due or (y) paid in full, whichever has a higher VWAP, or (ii) 120% of the outstanding principal amount of this Note, plus 100% of accrued and unpaid interest hereon, and (b) all other amounts, costs, expenses and liquidated damages due in respect of this Note.

See, e.g., First Milgrom Decl., Ex. 2 at 3; Second Pl's 56.1 Statement ¶ 24. The Notes' interest rate automatically increases to 18% upon the occurrence of an Event of Default. *See, e.g.*, First Milgrom Decl., Ex. 2 at § 9(b).

C. Imaging3 Hits the Wall

In May 2017, Imaging3 engaged in a transaction that violated the terms of the Notes. On May 25, 2017, Imaging3 completed the sale (the "Auctus Transaction") of $500,000 of Convertible Promissory Notes (the "Auctus Notes") to Firstfire Global Opportunities Fund, LLC and Auctus Fund, LLC (collectively, the "Auctus Investors"). Second Pl's 56.1 Statement ¶ 3. The Auctus

Transaction was a "Variable Rate Transaction," as defined in Section 8(b) of the Notes.[3] The Auctus Transaction was a debt financing, the principal purpose of which was to raise capital for Imaging3. *Id.* ¶¶ 12, 13. It was, therefore, "Qualified Financing," as defined in the Notes. In accordance with Section 7 of the Notes, by emails dated May 22, 2017, Alpha Capital and Brio Capital separately notified Imaging3 that, pursuant to the provisions of the Notes, Alpha Capital and Brio Capital each elected to "roll" its Notes into the Auctus Transaction. *Id.* ¶ 15. Imaging3 refused to honor Plaintiffs' rights of participation. *Id.*

On June 6, 2017, Alpha Capital delivered a notice to exercise its rights under the Warrant. First Pl's 56.1 Statement ¶ 22; First Milgrom Decl., Ex. 12. In the notice of exercise, Alpha Capital

---

[3] The Form 8-K filed by Imaging3 in connection with the Auctus Transaction describes Imaging3's initiative to obtain approval of the Auctus Transaction from its existing noteholders.

> In connection with the sale of the [Auctus Transaction] Notes, holders (the "Prior Holders") of a majority of the principal amount of the Company's notes outstanding at May 18, 2017 (the "Prior Notes") executed, as of that date, an Omnibus Amendment (the "Omnibus Amendment") to that certain Securities Purchase Agreement (the "SPA") dated April 27, 2015 and amended January 5, 2017 by that certain Convertible Note Amendment Agreement . . . . Pursuant to the Omnibus Amendment, the Prior Holders and the Company agreed as follows: 1. the maturity dates of the Prior Notes shall be extended to May 18, 2018, and the Prior Holders many not convert the Prior Notes until the sooner of (i) May 18, 2018 or (ii) the date upon which the total balance of the [Auctus Transaction] Notes is collectively less than $100,000; 2. Section 4.14 was amended to permit the sale of the [Auctus Transaction] Notes containing a Variable Rate Transaction; . . . 4. The Prior Holders confirmed that the issuance of the Notes will not trigger an event of default . . . .

First Milgrom Decl., Ex. 17 (Form 8-K dated May 31, 2017). While the Omnibus Amendment provided signature blocks for Alpha Capital and Brio Capital, neither signed it. First Milgrom Decl., Ex. 3 at 8-10 (ECF page nos. 66-70). During a conference held by the Court on November 28, 2017, prior counsel to Imaging3 argued that the Omnibus Amendment effectively modified the Notes—including their payment terms—despite the fact that Alpha Capital and Brio Capital had not signed it. The Court questioned the textual support for that position in the Notes, and pointed out that it was arguably inconsistent with Imaging3's description of the effect of the Omnibus Amendment set forth in the public filing quoted above. November 28, 2017 Hearing Transcript, ECF No. 44, at 27:6-25. The description of the Omnibus Amendment states that the Omnibus Amendment affected the "Prior Holders," defined as the holders of a majority in interest of the company's notes, and the "Prior Notes," defined as the notes held by the Prior Holders. Imaging3's filing did not contain an additional affirmative statement that the "Prior Holders" were not all of the noteholders, and that the "Prior Notes" affected by the amendment did not comprise the entire universe of its issued notes. The lawyers who raised the argument that the Omnibus Amendment effectively modified the Notes despite the fact that Alpha Capital and Brio Capital did not sign it withdrew from their representation of Imaging3. ECF No. 51. And those arguments were not presented to the Court by Imaging3 in connection with this motion.

elected to purchase 10,286,433 shares of Imaging3. First Milgrom Decl., Ex. 12. Imaging3 has refused to honor the Notice of Exercise. First Pl's 56.1 Statement ¶ 22.

Pursuant to the terms of each of the Notes, interest was to accrue at a stated annual rate, and was due to be paid on the maturity date of the Notes. *See, e.g.*, First Milgrom Decl., Ex. 2 at § 2(a). As noted above, the maturity date of all of the Notes was August 31, 2017. Imaging3 has not made any payments on the Notes since the date of execution of the January 2017 Amendment Agreement. Second Pl's 56.1 Statement. ¶¶ 1, 2. The current outstanding face principal amount of the Alpha Notes is $207,415; the outstanding face principal amount of the Brio Notes is the same. *Id.*

II. PROCEDURAL HISTORY

Plaintiffs commenced this litigation on September 13, 2017. ECF No. 1. Imaging3 filed its answer on November 14, 2017. ECF No. 34. Plaintiffs' opening gambit in the litigation was a request that the Court issue a mandatory injunction to require Defendant to permit Plaintiffs to participate in a pending financial transaction, and other equitable relief. ECF No. 29. The Court declined to enter the requested injunctive relief, principally on the basis that Plaintiffs had made an insufficient showing of irreparable harm. ECF No. 39.

Plaintiffs filed their motion for summary judgment on March 13, 2018. ECF No. 59. Counsel for Imaging3 requested an extension of time to file the company's opposition to the motion, which the Court granted on March 28, 2018. ECF No. 65. Imaging3 filed its opposition to the motion on April 16, 2018. ECF No. 66. Defendant's opposition consisted of a two-page letter from counsel for Defendant ("Def's Mem."), and a seven-page declaration by Dane Medley, the President and Principal Executive Officer of Defendant (the "Medley Declaration"). Defendant did not file a responsive memorandum of law or a response to Plaintiffs' 56.1 Statement. Noting the slight nature of Defendant's submission, on April 18, 2018, the Court *sua sponte* directed Defendant to submit a memorandum of law in connection with its opposition. ECF No. 67. Defendant did

not supplement its submissions. Instead, on April 25, 2018, Defendant's counsel wrote the Court, asking that the Court treat his two-page letter as a memorandum of law. ECF No. 69. In that letter, Defendant offered no additional record evidence, responsive 56.1 statement, or legal argument in support of Defendant's opposition. Plaintiffs filed their reply on April 23, 2018. ECF No. 68.

On May 29, 2018, the Court held a conference with the parties. During the conference, the Court noted that Plaintiffs' factual submissions did not address a number of issues germane to the resolution of the motion. At the Court's request, the parties conferred and presented a joint proposal for the presentation of supplemental briefing in support of the motion. ECF No. 72. The Court adopted the parties' proposal. ECF No. 73. In accordance with that briefing schedule, Plaintiffs submitted additional factual material to the Court, together with a second, supplemental 56.1 statement. ECF Nos. 75-77.

On June 13, 2018, Imaging3 again responded with a two-page letter, attaching a declaration by the company's chief executive officer, describing his efforts to settle this case. ECF No. 78. The company did not present a memorandum of law or a response to Plaintiffs' 56.1 statement. As a result, later on June 13, 2018, the Court, again acting *sua sponte*, issued an order containing the following guidance to Imaging3:

> The Court presumes that counsel for Defendant is familiar with the requirements of Federal Rule of Civil Procedure 56 and Local Civil Rule 56.1, and is aware of the consequences of its failure to respond to its adversary's memoranda of law, 56.1 statements and other statements of fact. To the extent that Defendant wishes to oppose Plaintiffs' supplemental submissions, Defendant is directed to do so in accordance with those Rules. The Court *sua sponte* extends the deadline for Defendant's opposition to June 19, 2018 to allow Defendant to file any such opposition.

ECF No. 81. In response, on June 18, 2018, Imaging3 submitted another two-page-long "Memorandum of Law," but chose not to submit any facts to the Court or any response to Plaintiffs' 56.1 Statements. ECF No. 82.

III. DISCUSSION

A. Legal Standard

The plaintiffs in this case are entitled to summary judgment on their claims if they can show that "there is no genuine dispute as to any material fact and that [plaintiff is] entitled to judgment as a matter of law." *Celotex Corp. v. Catrett*, 477 U.S. 317, 322 (1986) (citing Fed. R. Civ. P. 56(c)). A dispute is genuine if "the evidence is such that a reasonable jury could return a verdict for the nonmoving party," while a fact is material if it "might affect the outcome of the suit under governing law." *Anderson v. Liberty Lobby, Inc.*, 477 U.S. 242, 248 (1986).

To defeat a motion for summary judgment, the defendant "must come forward with 'specific facts showing that there is a genuine issue for trial.'" *Matsushita Elec. Indus. Co., Ltd. v. Zenith Radio Corp.*, 475 U.S. 574, 587 (1986) (quoting Fed. R. Civ. P. 56(e)). "[M]ere speculation or conjecture as to the true nature of the facts" will not suffice. *Hicks v. Baines*, 593 F.3d 159, 166 (2d Cir. 2010) (citations and internal quotations omitted). Nor will wholly implausible alleged facts or bald assertions that are unsupported by evidence. *See Carey v. Crescenzi*, 923 F.2d 18, 21 (2d Cir. 1991); *Argus Inc. v. Eastman Kodak Co.*, 801 F.2d 38, 45 (2d Cir. 1986) (citing *Matsushita*, 475 U.S. at 585-86). The issue of fact must be genuine—the plaintiffs "must do more than simply show that there is some metaphysical doubt as to the material facts." *Matsushita,* 475 U.S. at 586.

In determining whether there exists a genuine dispute as to a material fact, the Court is "required to resolve all ambiguities and draw all permissible factual inferences in favor of the party against whom summary judgment is sought." *Johnson v. Killian*, 680 F.3d 234, 236 (2d Cir. 2012) (quoting *Terry v. Ashcroft,* 336 F.3d 128, 137 (2d Cir. 2003)). The Court's job is not to "weigh the evidence or resolve issues of fact." *Lucente v. Int'l Bus. Machines Corp.*, 310 F.3d 243, 254 (2d Cir. 2002). Rather, the Court must decide "whether a rational juror could find in favor of the non-moving party." *Id.* (citing *Anderson*, 477 U.S. at 249). "Summary judgment is generally proper in a

contract dispute only if the language of the contract is wholly unambiguous." *Compagnie Financiere de CIC et de L'Union Europeenne v. Merrill Lynch, Pierce, Fenner & Smith Inc.*, 232 F.3d 153, 157 (2d Cir. 2000).

B. Applicable Law

The Notes are governed by New York law.[4] Under New York law, the "fundamental, neutral precept of contract interpretation is that agreements are construed in accord with the parties' intent." *Greenfield v. Philles Records, Inc.*, 98 N.Y.2d 562, 569 (2002). "The best evidence of what parties to a written agreement intend is what they say in their writing." *Id.* (internal quotation marks omitted). "Thus, a written agreement that is complete, clear and unambiguous on its face must be [interpreted] according to the plain meaning of its terms." *Id.*; *see South Rd. Assocs., LLC v. IBM*, 4 N.Y.3d 272, 277 (2005) ("In cases of contract interpretation, it is well settled that when parties set down their agreement in a clear, complete document, their writing should . . . be enforced according to its terms." (internal quotation marks omitted)).

"In a dispute over the meaning of a contract, the threshold question is whether the contract is ambiguous." *Lockheed Martin Corp. v. Retail Holdings, N.V.*, 639 F.3d 63, 69 (2d Cir. 2011) (quoting *Krumme v. West Point Stevens, Inc.*, 238 F.3d 133, 138 (2d Cir. 2000)). The question of "[w]hether or

[4] The Warrant is a contract. *See, e.g., Speirs v. BlueFire Ethanol Fuels, Inc.*, 197 Cal. Rptr. 3d 25, 36 (Cal. Ct. App. 2015) ("[S]tock warrants are contracts entitling the holder to purchase a specified number of shares of stock for a specific price during a designated time period." (*quoting Reiss v. Financial Performance Corp.*, 764 N.E.2d 958, 960 (N.Y. Ct. App. 2001)). The Warrant does not contain an express choice of law provision, and the parties have not provided information regarding the appropriate choice of law with respect to the Warrant. Given that Imaging3 concedes liability with respect to its breach of the Warrant, and the obvious nature of the company's violation, the Court need not determine whether New York, or the law of California, Imaging3's state of incorporation, applies; the Court's conclusion is the same regardless of whether the Warrant is construed under New York or California law. *See MacKinnon v. Truck Ins. Exch.*, 73 P.3d 1205, 1212-13 (Cal. 2003), as modified on denial of reh'g (Sept. 17, 2003) ("The fundamental rules of contract interpretation are based on the premise that the interpretation of a contract must give effect to the 'mutual intention' of the parties. 'Under statutory rules of contract interpretation, the mutual intention of the parties at the time the contract is formed governs interpretation. Such intent is to be inferred, if possible, solely from the written provisions of the contract. The 'clear and explicit' meaning of these provisions, interpreted in their 'ordinary and popular sense,' unless 'used by the parties in a technical sense or a special meaning is given to them by usage', controls judicial interpretation." (internal citations omitted)).

not a writing is ambiguous is a question of law to be resolved by the courts." *W.W.W. Assocs., Inc. v. Giancontieri*, 77 N.Y.2d 157, 162 (1990) (citation omitted). "It is well settled that a contract is unambiguous if the language it uses has a definite and precise meaning, as to which there is no reasonable basis for a difference of opinion. Conversely, . . . the language of a contract is ambiguous if it is capable of more than one meaning when viewed objectively by a reasonably intelligent person who has examined the context of the entire integrated agreement." *Lockheed Martin Corp.*, 639 F.3d at 69 (citations omitted).

"'Ambiguity is determined by looking within the four corners of the document, not to outside sources.'" *JA Apparel Corp. v. Abboud*, 568 F.3d 390, 396 (2d Cir. 2009) (quoting *Kass v. Kass*, 91 N.Y.2d 554, 566 (1998)). "It is well settled that extrinsic and parol evidence is not admissible to create an ambiguity in a written agreement which is complete and clear and unambiguous upon its face.'" *W.W.W. Assoc.*, 77 N.Y.2d at 163 (*quoting Intercontinental Planning v Daystrom, Inc.*, 24 N.Y.2d 372, 379 (1969)). "An analysis that begins with consideration of extrinsic evidence of what the parties meant, instead of looking first to what they said and reaching extrinsic evidence only when required to do so because of some identified ambiguity, unnecessarily denigrates the contract and unsettles the law." *Id.* "[B]efore looking to evidence of what was in the parties' minds, a court must give due weight to what was in their contract." *Id.* at 162.

"Parol evidence—evidence outside the four corners of the document—is admissible only if a court finds an ambiguity in the contract. As a general rule, extrinsic evidence is inadmissible to alter or add a provision to a written agreement." *Schron v. Troutman Sanders LLP*, 20 N.Y.3d 430, 436 (2013). "Furthermore, where a contract contains a merger clause, a court is obliged 'to require full application of the parol evidence rule in order to bar the introduction of extrinsic evidence to vary or contradict the terms of the writing.'" *Id.* (*quoting Matter of Primex Int'l Corp. v. Wal-Mart Stores*, 89 N.Y.2d 594, 599 (1997)).

"Under New York law, damages for breach of contract should put the plaintiff in the same economic position he would have occupied had the breaching party performed the contract." *Oscar Gruss & Son, Inc. v. Hollander*, 337 F.3d 186, 196 (2d Cir. 2003). "Under New York law, 'it is appropriate to assess damages for breach of contract based on a failure to issue a warrant or a failure to honor a warrant by comparing the warrant's strike price to the market price of the stock on the date of attempted exercise.'" *Iroquois Master Fund Ltd. v. Quantum Fuel Sys. Techs. Worldwide*, 13-cv-3860 (CM) (SN), 2014 WL 2800752, at *1 (S.D.N.Y. June 17, 2014), *aff'd*, 641 F. App'x 24 (2d Cir. 2016) (internal citations omitted). "For publicly-traded stock, the market price of the stock on the date of the breach is calculated as 'the mean between the highest and lowest quoted selling prices, as provided by the public exchange upon which the stock traded.'" *Id.* (*quoting Boyce v. Soundview Tech. Grp., Inc.*, 464 F.3d 376, 385 (2d Cir. 2006)).

C. Imaging3 Has Presented No Defense

Imaging3 has not presented a substantial defense. Defendant's scant opposition does not contradict any of the legal arguments presented by Plaintiffs. In particular, Imaging3 has not presented justification for its failure to comply with the terms of the Warrant or the Notes, and its failure to pay the Notes when due. Imaging3 has waived the opportunity to present such arguments to the Court. *See, e.g., Senno v. Elmsford Union Free Sch. Dist.*, 812 F. Supp. 2d 454, 468 (S.D.N.Y. 2011) ("Plaintiff did not address this argument in his opposition papers, which operates as an abandonment of the argument."). With respect to the Warrant, Imaging3 has expressly conceded its liability. *See* ECF No. 66.

Defendant's sole substantive argument in opposition to this motion need not be summarized; it is so short, it can simply be quoted: "We respectfully submit that a genuine issue of fact exists as to Plaintiffs [sic] claims for monetary damages. (See attached Declaration of Dane Medley . . . .)" Def's Mem at 2. The seven-page declaration by Mr. Medley, however, does not

address any of the relevant facts, including those specified in Plaintiffs' 56.1 Statements. Instead, Mr. Medley lays out a series of positive developments in his company's business, in support of the following conclusion: "As can be seen by the above, Imaging3's corporate standing and prospects have significantly improved since Plaintiffs [sic] initial investment in Imaging3. A monetary damages award, if any, should take the increase in stock value into account." Medley Decl. ¶ 11.

Mr. Medley is wrong. "New York courts 'have rejected awards based on what 'the actual economic conditions and performance' were in light of hindsight.'" *Oscar Gruss & Son*, 337 F.3d at 196 (*quoting Sharma v. Skaarup Ship Mgmt. Corp.*, 916 F.2d 820, 826 (2d Cir. 1990)). As described above, damages for breach of the Warrant and the Notes are determined as of the date of breach on the basis of objective conditions on that date. Mr. Medley's positive commentary regarding the improvements in the company's business since the date of its breach are simply not pertinent to the Court's calculation of damages. As an aside, Mr. Medley's comments should be read in context—whatever the purported significant improvements in its business may be, Imaging3 is still not honoring its debts to Plaintiffs.

Imaging3 cannot invoke Federal Rule of Civil Procedure 56(d) to delay entry of judgment against it. In each of the three two-page-long submissions presented in opposition to this motion, Imaging3 has suggested that some additional discovery is necessary before the motion is resolved. *See, e.g.*, Defendant's Opposition, ECF No. 82 ("Def's Opp."), at 2 ("The depositions of Milgrom and Hirsh [sic] need to be taken to determine whether the facts set forth in their declarations and 'worksheets' are true. Expert testimony is necessary to determine if Plaintiff's interpretation of the Notes articulated in the two declarations cited above is proper . . . ."); Defendant's June 11, 2018 Letter, ECF No. 78, at 2; Defendant's April 13, 2018 Letter, ECF No. 66, at 2 ("In the instant matter Imaging3 has not had an adequate opportunity to conduct discovery that could uncover evidence to support its opposition to Plaintiffs' motion for Summary Judgment.")

While these submissions do not make express reference to the rule, they can be construed as applications to resist summary judgment under Federal Rule of Civil Procedure 56(d). A party resisting summary judgment on the ground that it needs additional discovery in order to defeat the motion must submit an affidavit pursuant to Federal Rule of Civil Procedure 56(d) (formerly Rule 56(f)), showing: "(1) what facts are sought and how they are to be obtained, (2) how those facts are reasonably expected to create a genuine issue of material fact, (3) what effort affiant has made to obtain them, and (4) why the affiant was unsuccessful in those efforts." *Meloff v. N.Y. Life Ins. Co.*, 51 F.3d 372, 375 (2d Cir. 1995) (*quoting Hudson River Sloop Clearwater, Inc. v. Dep't of Navy*, 891 F.2d 414, 422 (2d Cir. 1989)). "[T]he failure to file an affidavit under Rule 56(f) is itself sufficient grounds to reject a claim that the opportunity for discovery was inadequate." *Paddington Partners v. Bouchard*, 34 F.3d 1132, 1137 (2d Cir. 1994). "A reference to Rule 56(f) and to the need for additional discovery in a memorandum of law in opposition to a motion for summary judgment is not an adequate substitute for a Rule 56(f) affidavit . . . ." *Id.*

Imaging3 cannot avoid summary judgment on the basis of Rule 56(d). The company did not present the affidavit required under the rule; this alone is a sufficient basis for the Court to deny the application. Moreover, the rationale suggested by Imaging3 for the need for further discovery in its scant opposition is far from compelling. First, the Court addresses the suggestion that "[e]xpert testimony is necessary to determine if Plaintiff's interpretation of the Notes articulated in the two declarations cited above is proper." Def's Opp. at 2. Imaging3 does not need expert testimony to present an alternative to Plaintiffs' interpretation of the Notes; they need a lawyer, and they have one. He, understandably, did not put his signature on a document arguing that Plaintiffs' interpretation was incorrect. Without any suggestion from Imaging3 in its papers that an ambiguity exists in the Notes or the Warrant, the Court sees no need to defer summary judgment to allow Imaging3 to pursue "expert testimony" regarding the interpretation of the Notes.

To the extent that Imaging3 asserts that discovery is necessary in order to evaluate further claimed damages, the argument also rings false. Imaging3 failed to issue shares in response to the exercise of a Warrant and did not pay debt when due. As stated above, damages for such breaches can be determined objectively, based, in this case, on the outstanding amount of the Notes, their interest rate, the exercise price for the Warrant, and the market price of Imaging3's equity. Imaging3 did not present an affidavit to explain what facts are sought and how they are to be obtained, or how those facts are reasonably expected to create a genuine issue of material fact. In the absence of a coherent answer to those questions, Imaging3's suggestion that further discovery is needed before the company is required to pay on its outstanding debt is redolent of a cynical effort to buy time. The Court does not believe that delay in the execution of judgment is warranted under Rule 56(d).

The facts presented in support of this motion are substantially unopposed. Imaging3 chose not to present relevant evidence to the Court in opposition to the motion. Moreover, Imaging3 failed to respond to the facts set forth in either of Plaintiffs' 56.1 Statements. Given Defendant's failure to respond to the facts set forth in Plaintiffs' 56.1 Statements, the Court treats them all as admitted. "[A] district court has the discretion to adopt local rules that are necessary to carry out the conduct of its business." *Frazier v. Heebe*, 482 U.S. 641, 645 (1987) (citing 28 U.S.C. §§ 1654, 2071; Fed. R. Civ. Proc. 83). Rule 56.1 of the Local Civil Rules of the United States District Courts for the Southern and Eastern Districts of New York ("Local Rule 56.1") requires that a party moving for summary judgment submit "a separate, short and concise statement" setting forth material facts as to which there is no genuine issue to be tried. *See* Local Rule 56.1(a). The party opposing summary judgment must then respond with a statement of facts as to which a triable issue remains. *See* Local Rule 56.1(b). The facts set forth in the moving party's statement "will be deemed to be admitted unless controverted" by the opposing party's statement. Local Rule 56.1(c). As required by Local Rule 56.1, Plaintiffs' motion was accompanied by a statement setting forth facts as to which

Plaintiffs asserted there to be no material issue to be tried. ECF No. 62. Plaintiffs later presented a supplemental 56.1 statement. ECF No. 77.

The Court is not required to deem the facts asserted in Plaintiffs' 56.1 Statements as admitted, but it is appropriate here. "A district court has broad discretion to determine whether to overlook a party's failure to comply with local court rules." *Holtz v. Rockefeller & Co.*, 258 F.3d 62, 73 (2d Cir. 2001). "[W]hile a court 'is not required to consider what the parties fail to point out' in their Local Rule 56.1 statements, it may in its discretion opt to 'conduct an assiduous review of the record' even where one of the parties has failed to file such a statement." *Id.* (*quoting Monahan v. New York City Dep't of Corrections*, 214 F.3d 275, 292 (2d Cir. 2000)).

No such review is warranted here; the Court treats the facts included in Plaintiffs' 56.1 Statements as admitted. The Court draws support for this conclusion from the conduct of Imaging3 in its response to this motion—Imaging3's decision not to oppose the facts presented by Plaintiffs was knowing. First, as noted above, the Court specifically directed counsel for Imaging3 to Local Rule 56.1 to remind him of the consequences of a failure to provide a response. The Court *sua sponte* extended the deadline to permit Defendant to provide a response if it chose. Still, Imaging3 did not submit a responsive 56.1 statement. Given the Court's reminder, Defendant knowingly accepted the consequences of its failure to respond. Second, after taking over a month to file an opposition to Plaintiffs' first 56.1 statement, Imaging3 asserted affirmatively that only one material disputed fact related to damages was at issue, as described above. Defendant made an intentional decision to challenge this one fact, and not to dispute any others—this tacit acceptance of Plaintiffs' facts reinforces the conclusion that the application of Local Rule 56.1 is appropriate here to deem Plaintiffs' 56.1 Statements to have been admitted.

Still, the Court has scrutinized the record evidence presented by Plaintiffs in support of their motion. "The local rule does not absolve the party seeking summary judgment of the burden of

showing that it is entitled to judgment as a matter of law, and a Local Rule 56.1 statement is not itself a vehicle for making factual assertions that are otherwise unsupported in the record." *Holtz*, 258 F.3d at 74. Here, the factual assertions in Plaintiffs' 56.1 Statements are fully supported by the record presented by Plaintiffs. Imaging3 presented no relevant evidence to the Court in opposition to the facts presented by Plaintiffs. The Court has not relied on any statements in Plaintiffs' 56.1 Statements regarding the content or construction of any contract or other agreement at issue in this case. Instead, the Court has independently considered the text of each agreement.

D. Imaging3 Breached the Notes and the Warrants

The terms of the Notes are clear and unambiguous. An Event of Default occurred when Imaging3 failed to pay the Notes when due at final maturity, on August 31, 2017.[5] The Mandatory Default Amount for the Alpha Notes calculated as of that date is $576,057.92.[6] Declaration of Yosef Milgrom, ECF No. 74, ¶ 13. The Mandatory Default Amount for the Brio Notes calculated as of that date is also $576,057.92. Second Pl's 56.1 Statement ¶ 32; Hirsch Declaration, ECF No. 75, ¶ 12. Interest accrued on the principal amount of the Notes from that date at a rate of 18% per annum.

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[5] The Court cannot determine as a matter of law that an Event of Default happened earlier than the maturity date of the Notes on this record. It appears that defaults under the Notes may have occurred both when Imaging3 engaged in the Auctus Transaction, in violation of a negative covenant, and when the company failed to comply with the Note holders' demand that they be permitted to participate in the transaction. However, such a default ripens into an "Event of Default" if the failure is not cured "if possible to cure, within the earlier to occur of (A) five (5) Trading Days after notice of such failure sent by the Holder or by any other Holder to the Company and (B) ten (10) Trading Days after the Company has become or should have become aware of such failure . . . ." *See, e.g.*, First Milgrom Decl., Ex. 2 at § 9(a). Plaintiffs have not presented to the Court facts showing that they provided notice of the failures to Imaging3 or, if so, the dates of such notices. Nor have Plaintiffs provided facts establishing when Imaging3 became or should have become aware of the failure. Plaintiffs also did not provide evidence of a notice of acceleration of the Notes in connection with those defaults. The Court provided Plaintiffs an opportunity to submit additional facts in support of their motion once already. The Court is unwilling to fill these remaining factual gaps with inferences, and therefore, does not conclude here as a matter of law that an Event of Default occurred prior to the maturity date of the Notes.

[6] The "Mandatory Default Amount" also permits recovery of "all other amounts, costs, expenses and liquidated damages due in respect to this Note." No information was provided to the Court regarding such additional amounts.

Imaging3 violated the terms of the Warrant when it failed to deliver shares in response to Alpha Capital's June 6, 2017 exercise notice. The Warrant clearly required prompt delivery of shares in response to the exercise notice. Imaging3 has not complied. As with the Notes, damages for this breach are readily determined. On June 6, 2017, the date of breach, the volume weighted average price of a share of Imaging3 common stock was $0.0119. Declaration of Yosef Milgrom, ECF No. 60, ¶ 2. Given the *de minimis* exercise price of $0.000001 per share in the Warrant, the amount of Alpha Capital's monetary damages for Imaging3's breach of its obligation to deliver the 10,286,433 shares is $122,408.55 (10,286,433 shares x $0.0119). *Id.* ¶ 3. Unlike the Notes, the Warrant contains no provision for the accrual of interest on the principal amount of the Warrant at a rate different than any applicable default rate. Therefore, Alpha Capital is entitled to interest at the default rate of 9% per annum from the date of the breach through the date of judgment.

IV. CONCLUSION

For the reasons described above, Alpha Capital is entitled to judgment against Imaging3 in the following amounts: with respect to the Alpha Notes, $576,057.92, plus 18% prejudgment interest calculated from August 31, 2017 through the date of judgment; and with respect to the Warrant, $122,408.55, plus 9% prejudgment interest calculated from June 6, 2017 through the date of judgment. Brio Capital is entitled to judgment against Imaging3 with respect to the Brio Capital Notes in the amount of $576,057.92, plus 18% prejudgment interest calculated from August 31, 2017 through the date of judgment.

The Clerk of Court is directed to enter judgment in favor of each of Alpha Capital and Brio Capital as set forth above, to terminate all pending motions, and to close this case.

SO ORDERED.

Dated: July 26, 2018
New York, New York

GREGORY H. WOODS
United States District Judge